                                                                    EXHIBIT 99.2













                               LIGGETT GROUP INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

                               LIGGETT GROUP INC.

                                    Index to
                              Financial Statements

                                                                                                 PAGE
                                                                                                 ----
Consolidated Balance Sheets as of September 30, 1999 and December 31, 1998 ..................     2

Consolidated Statements of Operations for the three and nine months
     ended September 30, 1999 and 1998 ......................................................     4

Consolidated Statement of Stockholder's Equity for the nine months
     ended September 30, 1999  ..............................................................     5

Consolidated Statements of Cash Flows for the nine months ended September 30, 1999
     and 1998 ...............................................................................     6

Notes to Consolidated Financial Statements ..................................................     7




                               LIGGETT GROUP INC.

                           CONSOLIDATED BALANCE SHEETS

                (Dollars in thousands, except per share amounts)

                                                                             September 30,   December 31,
                                                                                 1999            1998
                                                                             -------------   ------------

                                     ASSETS

Current assets:
     Accounts receivable:
         Trade, less allowances of $1,096 and $1,686, respectively ....        $  7,911        $14,510
         Other ........................................................           1,591            821

     Inventories ......................................................          28,748         25,974

     Deferred tax assets ..............................................           9,340         10,178

     Other current assets .............................................          29,903            383
                                                                               --------        -------

             Total current assets .....................................          77,493         51,866

Property, plant and equipment, at cost, less accumulated
    depreciation of $33,367 and $30,893, respectively .................          20,876         16,195

Intangible assets, at cost, less accumulated amortization
    of $20,561 and $20,550, respectively ..............................             160            171

Other assets ..........................................................           9,256          6,491
                                                                               --------        -------

              Total assets ............................................        $107,785        $74,723
                                                                               ========        =======












                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                (Dollars in thousands, except per share amounts)

                                                                                        September 30,      December 31,
                                                                                            1999               1998
                                                                                        -------------      ------------
                 LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Current liabilities:
     Current maturity of note payable ............................................        $     350         $      --
     Cash overdraft ..............................................................               69                63
     Accounts payable, principally trade .........................................            4,501             3,206
     Accrued expenses:
        Promotional ..............................................................           20,368            23,760
        Income taxes .............................................................            5,950               115
        Other taxes, principally excise taxes ....................................              930             3,397
        Estimated allowance for sales returns ....................................            5,851             7,100
        Settlement accruals ......................................................            1,867             1,120
        Proceeds received for options ............................................               --           150,000
        Other ....................................................................           17,180            10,709
                                                                                          ---------         ---------

            Total current liabilities ............................................           57,066           199,470

Credit facility and note payable, less current maturities ........................            7,756             2,538

Non-current employee benefits ....................................................           10,958            10,902

Other long-term liabilities ......................................................            5,191             6,999

Commitments and contingencies (Note 7)

Stockholder's equity (deficit):
     Redeemable preferred stock (par value $1.00 per share; authorized 1,000 shares; no shares issued and outstanding)
     Common stock (par value $0.10 per share; authorized 2,000 shares; issued and outstanding 1,000 shares)
       and contributed capital ...................................................           58,844            57,380
     Accumulated deficit .........................................................          (32,030)         (202,566)
                                                                                          ---------         ---------

             Total stockholder's equity (deficit)  ...............................           26,814          (145,186)
                                                                                          ---------         ---------

             Total liabilities and stockholder's equity (deficit)  ...............        $ 107,785         $  74,723
                                                                                          =========         =========



                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                             (Dollars in thousands)

                                                                      Three Months Ended           Nine Months Ended
                                                                          September 30,               September 30,
                                                                   -----------------------      ------------------------
                                                                      1999          1998           1999           1998
                                                                   ---------      --------      ---------      ---------
Net sales*  ..................................................     $ 108,676      $ 85,630      $ 288,649      $ 234,654

Cost of sales*  ..............................................        28,513        31,383         79,142         91,286
                                                                   ---------      --------      ---------      ---------

          Gross profit .......................................        80,163        54,247        209,507        143,368

Selling, general and administrative expenses .................        59,985        45,562        150,934        117,657

Settlement charges ...........................................            --            --            104          1,881

Non-cash compensation expense ................................           489            --          1,465             --

Restructuring ................................................            --            --          1,100             --
                                                                   ---------      --------      ---------      ---------
          Operating income ...................................        19,689         8,685         55,904         23,830

Other income (expense):

     Interest expense ........................................          (291)       (7,270)        (1,407)       (21,704)
     Sale of assets ..........................................            (5)          (16)           207            820
     Gain on brand transaction ...............................          (189)           --        294,098             --
                                                                   ---------      --------      ---------      ---------

           Income before income taxes ........................        19,204         1,399        348,802          2,946

Income tax provision .........................................         7,171            --        134,566             --
                                                                   ---------      --------      ---------      ---------

          Net income .........................................     $  12,033      $  1,399      $ 214,236      $   2,946
                                                                   =========      ========      =========      =========





* Net sales and cost of sales include federal excise taxes of $15,245, $16,889, $41,405 and $49,365, respectively.





                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

                             (Dollars in thousands)

                                                             Common
                                                            Stock and                     Total
                                                           Contributed                Stockholder's
                                                             Capital      Deficit        Equity
                                                             -------     ---------    -------------
Balance at December 31, 1998 ...........................     $57,380     $(202,566)     $(145,186)

   Net income ..........................................          --       214,236        214,236
   Accretion of capital contribution ...................       1,464            --          1,464
   Distributions and other payments ....................          --       (43,700)       (43,700)
                                                             -------     ---------      ---------

Balance at September 30,1999  ..........................     $58,844     $ (32,030)     $  26,814
                                                             =======     =========      =========













                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (Dollars in thousands)

                                                                                     Nine Months Ended
                                                                                       September 30,
                                                                                    1999           1998
                                                                                 ---------      ---------

Cash flows from operating activities .......................................     $ (99,793)     $   5,733


Cash flows from investing activities:

    Proceeds from sale of property, plant and equipment ....................           903          1,155
    Proceeds from brand transaction ........................................       145,000             --
    Capital expenditures ...................................................        (8,084)        (1,182)
                                                                                 ---------      ---------
            Net cash provided by (used in) investing activities ............       137,819            (27)


Cash flows from financing activities:

    Repayments of note payable .............................................          (212)           (28)
    Issuance of note payable ...............................................         4,500             --
    Borrowings under revolving credit facility .............................       239,860        196,188
    Repayments under revolving credit facility .............................      (238,580)      (201,941)
    Deferred finance charges ...............................................           100           (439)
    Distributions and other payments .......................................       (43,700)            --
    Increase in cash overdraft .............................................             6            514
                                                                                 ---------      ---------
            Net cash used in financing activities ..........................       (38,026)        (5,706)


Net increase in cash and cash equivalents ..................................            --             --
Cash and cash equivalents:
    Beginning of period ....................................................            --             --
                                                                                 ---------      ---------
    End of period ..........................................................     $     -0-      $     -0-
                                                                                 =========      =========













                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                   Notes to Consolidated Financial Statements

                (Dollars in thousands, except per share amounts)

1.       THE COMPANY

Liggett Group Inc. ("Liggett" or the "Company") is a wholly-owned subsidiary of Brooke Group Holding Inc. ("Brook Group Holding"), a wholly-owned subsidiary of BGLS Inc. ("BGLS"), a wholly-owned subsidiary of Brooke Group Ltd. ("BGL"). Liggett is engaged primarily in the manufacture and sale of cigarettes, principally in the United States. Certain management and administrative functions are performed by affiliates. (See Note 8.)

The interim consolidated financial statements included herein are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. The December 31, 1998 balance sheet has been derived from audited financial statements. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included as Exhibit 99.2 in Brooke's and BGLS' Annual Report on Form 10-K, as amended, for the year ended December 31, 1998, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

All of the Company's common shares (1,000 shares, issued and outstanding for all periods presented herein) are owned by Brooke Group Holding. Accordingly, earnings and dividends per share data are not presented in these consolidated financial statements.

2.       ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include allowance for doubtful accounts, sales returns and allowances, actuarial assumptions of pension plans and litigation and defense costs. Actual results could differ from those estimates.

3.       PHILIP MORRIS BRAND TRANSACTIONS

On November 20, 1998, Liggett and BGL granted Philip Morris Incorporated options to purchase interests in Trademarks LLC which holds three cigarette brands, L&M, CHESTERFIELD AND LARK, formerly held by Liggett's subsidiary, Eve Holdings Inc.

Under the terms of the Philip Morris agreements, Eve contributed the three brands to Trademarks, a newly-formed limited liability company, in exchange for 100% of two classes of Trademarks' interests, the Class A Voting Interest and the Class B Redeemable Nonvoting Interest. Philip Morris acquired two options to purchase the interests from Eve. On December 2, 1998, Philip Morris paid Eve a total of $150,000 for the options, $5,000 for the option for the Class A interest and $145,000 for the option for the Class B interest. Liggett used the payments to fund the redemption of Liggett's Senior Secured Notes on December 28, 1998.

The Class A option entitled Philip Morris to purchase the Class A interest for $10,100. On March 19, 1999, Philip Morris exercised the Class A option, and the closing occurred on May 24, 1999.

The Class B option entitles Philip Morris to purchase the Class B interest for $139,900. The Class B option will be exercisable during the 90-day period beginning on December 2, 2008, with Philip Morris being entitled to extend the 90-day period for up to an additional six months under certain circumstances. The Class B interest will also be redeemable by Trademarks for $139,900 during the same period the Class B option may be exercised.

On May 24, 1999, Trademarks borrowed $134,900 from a lending institution. The loan is guaranteed by Eve and collateralized by a pledge by Trademarks of the three brands and Trademarks' interest in the trademark license agreement (discussed below) and by a pledge by Eve of its Class B interest. In connection with the closing of the Class A option, Trademarks distributed the loan proceeds to Eve as the holder of the Class B interest. The cash exercise price of the Class B option and Trademarks' redemption price were reduced by the amount distributed to Eve. Upon Philip Morris' exercise of the Class B option or Trademarks' exercise of its redemption right, Philip Morris or Trademarks, as relevant, will be required to obtain Eve's release from its guaranty. The Class B interest will be entitled to a guaranteed payment of $500 each year with the Class A interest allocated all remaining income or loss of Trademarks.

Trademarks has granted Philip Morris an exclusive license of the three brands for an 11-year term expiring May 24, 2010 at an annual royalty based on sales of cigarettes under the brands, subject to a minimum annual royalty payment equal to the annual debt service obligation on the loan plus $1,000.

If Philip Morris fails to exercise the Class B option, Eve will have an option to put its Class B interest to Philip Morris, or Philip Morris' designees, at a put price that is $5,000 less than the exercise price of the Class B option (and includes Philip Morris' obtaining Eve's release from its loan guarantee). The Eve put option is exercisable at any time during the 90-day period beginning March 2, 2010.

If the Class B option, Trademarks' redemption right and the Eve put option expire unexercised, the holder of the Class B interest will be entitled to convert the Class B interest, at its election, into a Class A interest with the same rights to share in future profits and losses, the same voting power and the same claim to capital as the entire existing outstanding Class A interest, i.e., a 50% interest in Trademarks.

The $150,000 in proceeds received from the sale of the Class A and B options was presented as a liability on the consolidated balance sheet until the closing of the exercise of the Class A option and the distribution of the loan proceeds on May 24, 1999. Upon closing, Philip Morris obtained control of Trademarks and the Company recognized a gain of $294,287 in its consolidated financial statements to the extent of the total cash proceeds received from the payment of the option fees, the exercise of the Class A option and the distribution of the loan proceeds. This gain was reduced by $189 in additional legal expenses incurred in July.

4.       INVENTORIES

Inventories consist of the following:

                                                                   September 30,   December 31,
                                                                        1999          1998
                                                                   -------------   ------------

         Leaf tobacco ...........................................     $  8,942      $ 10,796
         Other raw materials ....................................        1,894         1,741
         Work-in-process ........................................        2,514         1,828
         Finished goods .........................................       16,130        12,231
         Replacement parts and supplies .........................        3,161         3,150
                                                                      --------      --------

         Inventories at current cost ............................       32,641        29,746

         LIFO adjustment ........................................       (3,893)       (3,772)
                                                                      --------      --------

         Inventories at LIFO cost ...............................     $ 28,748      $ 25,974
                                                                      ========      ========


The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated requirements and are at prices, including carrying costs, established at the date of the commitment. Liggett had leaf tobacco purchase commitments of approximately $4,019 at September 30, 1999.

5.       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

                                                                    September 30,  December 31,
                                                                         1999         1998
                                                                    -------------  ------------
         Land and improvements ..................................     $    415      $    412
         Buildings ..............................................        5,852         5,823
         Machinery and equipment ................................       47,976        40,853
                                                                      --------      --------

         Property, plant and equipment ..........................       54,243        47,088

         Less accumulated depreciation ..........................      (33,367)      (30,893)
                                                                      --------      --------

         Property, plant and equipment, net .....................     $ 20,876      $ 16,195
                                                                      ========      ========




6.       CREDIT FACILITY AND NOTE PAYABLE

                                                                    September 30, December 31,
                                                                        1999        1998
                                                                    ------------- -----------
         Borrowings outstanding under revolving credit
            facility ............................................      $ 3,818      $2,538
         Note payable ...........................................        4,288          --
                                                                       -------      ------
                                                                         8,106       2,538

         Current portion ........................................         (350)         --
                                                                       -------      ------

         Amount due after one year ..............................      $ 7,756      $2,538
                                                                       =======      ======



REVOLVING CREDIT FACILITY:

On March 8, 1994, Liggett entered into a revolving credit facility (the "Facility") under which it can borrow up to $40,000 (depending on the amount of eligible inventory and receivables as determined by the lenders) from a syndicate of commercial lenders. The Facility is collateralized by all inventories and receivables of the Company. Availability under the Facility was approximately $14,755 based upon eligible collateral at September 30, 1999. Borrowings under the Facility whose interest is calculated at a rate equal to 1.5% above Philadelphia National Bank's prime rate bore a rate of 9.50%, which changed to 9.75% on September 1, 1999. The Facility requires Liggett's compliance with certain financial and other covenants including restrictions on the payment of cash dividends and distributions by Liggett. In addition, the Facility, as amended April 8, 1998, imposes requirements with respect to Liggett's permitted maximum adjusted net worth (not to fall below a deficit of $195,000 as computed in accordance with the agreement, this computation was $30,707 at September 30, 1999) and net working capital (not to fall below a deficit of $17,000 as computed in accordance with the agreement, this computation was $24,670 at September 30, 1999). The Facility expires on March 8, 2000 subject to automatic renewal for an additional year unless a notice of termination is given by the lender at least 60 days prior to the anniversary date.

NOTE PAYABLE:

In January 1999, Liggett purchased equipment for $5,750 and borrowed $4,500 from a third party to fund the purchase. The loan, which is collateralized by the equipment and guaranteed by BGLS and BGL, is payable in 60 monthly installments of $56 including annual interest of 7.67% with a final payment of $2,550.

7.       COMMITMENTS AND CONTINGENCIES

TOBACCO-RELATED LITIGATION:

OVERVIEW. Since 1954, Liggett and other United States cigarette manufacturers have been named as defendants in numerous direct and third-party actions predicated on the theory that cigarette manufacturers should be liable for damages from cancer and other adverse health effects alleged to have been caused by cigarette smoking or by exposure to secondary smoke (environmental tobacco smoke, "ETS") from cigarettes. These cases are reported hereinafter as though having been commenced against Liggett (without regard to whether such cases were actually commenced against Brooke Group Holding, BGL's predecessor, or Liggett). There has been a noteworthy increase in the number of cases commenced against Liggett and the other cigarette manufacturers in recent years. The cases generally fall into the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs ("Individual Actions"); (ii) smoking and health cases alleging personal injury and purporting to be brought on behalf of a class of individual plaintiffs ("Class Actions");

(iii) health care cost recovery actions brought by various governmental entities ("Governmental Actions"); and (iv) health care cost recovery actions brought by third-party payors including insurance companies, union health and welfare trust funds, asbestos manufacturers and others ("Third-Party Payor Actions"). As new cases are commenced, defense costs and the risks attendant to the inherent unpredictability of litigation continue to increase. The future financial impact of the risks and expenses of litigation and the effects of the tobacco litigation settlements discussed below is not quantifiable at this time. For the nine months ended September 30, 1999, Liggett incurred counsel fees and costs totaling approximately $4,210, compared to $3,713 for the comparable prior year period.

INDIVIDUAL ACTIONS. As of September 30, 1999, there were approximately 280 cases pending against Liggett, and in most cases the other tobacco companies, where individual plaintiffs allege injury resulting from cigarette smoking, addiction to cigarette smoking or exposure to ETS and seek compensatory and, in some cases, punitive damages. Of these, 82 were pending in Florida, 91 in New York, 30 in Massachusetts and 17 in Texas. The balance of the individual cases were pending in 22 states. There are six individual cases pending where Liggett is the only named defendant.

The plaintiffs' allegations of liability in those cases in which individuals seek recovery for personal injuries allegedly caused by cigarette smoking are based on various theories of recovery, including negligence, gross negligence, breach of special duty, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, conspiracy, aiding and abetting, concert of action, unjust enrichment, common law public nuisance, indemnity and violations of deceptive trade practice laws, the Federal Racketeer Influenced and Corrupt Organization Act ("RICO"), state RICO statutes and antitrust statutes. In many of these cases, in addition to compensatory damages, plaintiffs also seek other forms of relief including, treble/multiple damages, disgorgement of profits and punitive damages. Defenses raised by defendants in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, lack of design defect, statute of limitations, equitable defenses such as "unclean hands" and lack of benefit, failure to state a claim and federal preemption.

In February 1999, a state court jury in San Francisco awarded $51,500 in damages to a woman who claimed lung cancer from smoking Marlboro cigarettes made by Philip Morris. The award includes $1,500 in compensatory damages and $50,000 in punitive damages. The court subsequently reduced the punitive damages award to $25,000.

In March 1999, a state court jury in Portland awarded $80,311 in damages to the family of a deceased smoker who smoked Marlboro made by Philip Morris. The award includes $79,500 in punitive damages. The court subsequently reduced the punitive damages award to $32,000. A Notice of Appeal has been filed by Philip Morris.

CLASS ACTIONS. As of September 30, 1999, there were approximately 50 actions pending, for which either a class has been certified or plaintiffs are seeking class certification, where Liggett, among others, was a named defendant. Many of these actions purport to constitute statewide class actions and were filed after May 1996 when the Fifth Circuit Court of Appeals, in the CASTANO case (discussed below), reversed a Federal district court's certification of a purported nationwide class action on behalf of persons who were allegedly "addicted" to tobacco products.

In March 1994, an action entitled CASTANO, ET AL. V. THE AMERICAN TOBACCO COMPANY INC., ET AL., United States District Court, Eastern District of Louisiana, was filed against Liggett and others. The class action complaint sought relief for a nationwide class of smokers based on their alleged addiction to nicotine. In February 1995, the District Court granted plaintiffs' motion for class certification (the "Class Certification Order").

In May 1996, the Court of Appeals for the Fifth Circuit reversed the Class Certification Order and instructed the District Court to dismiss the class complaint. The Fifth Circuit ruled that the District Court erred in its analysis of the class certification issues by failing to consider how variations in state law affect predominance of common questions and the superiority of the class action mechanism. The appeals panel also held that the District Court's predominance inquiry did not include consideration of how a trial on the merits in CASTANO would be conducted. The Fifth Circuit further ruled that the "addiction-as-injury" tort is immature and, accordingly, the District Court could not know whether common issues would be a "significant" portion of the individual trials. According to the Fifth Circuit's decision, any savings in judicial resources that class certification may bring about were speculative and would likely be overwhelmed by the procedural problems certification brings. Finally, the Fifth Circuit held that in order to make the class action manageable, the District Court would be forced to bifurcate issues in violation of the Seventh Amendment.

The extent of the impact of the CASTANO decision on tobacco-related class action litigation is still uncertain, although the decertification of the CASTANO class by the Fifth Circuit may preclude other federal courts from certifying a nationwide class action for trial purposes with respect to tobacco-related claims. The CASTANO decision has had to date, however, only limited effect with respect to courts' decisions regarding narrower tobacco-related classes or class actions brought in state rather than federal court. For example, since the Fifth Circuit's ruling, courts in Louisiana (Liggett is not a defendant in this proceeding) and Maryland have certified "addiction-as-injury" class actions that covered only citizens in those states. Two class actions, BROIN AND ENGLE, were certified in state court in Florida prior to the Fifth Circuit's decision. The CASTANO decision has had no measurable impact on litigation brought by or on behalf of single individual claimants.

In May 1994, an action entitled ENGLE, ET AL. V. R.J. REYNOLDS TOBACCO COMPANY, ET AL., Circuit Court Eleventh Judicial Circuit, Dade County, Florida, was filed against Liggett and others. The class consists of all Florida residents and citizens, and their survivors, who have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarettes that contain nicotine. In July 1998, Phase I of the trial in this action commenced. On July 7, 1999, the jury returned the Phase I verdict. The Phase I verdict concerned certain issues determined by the trial court to be "common" to the causes of action of the plaintiff class. Among other things, the jury found that smoking cigarettes causes 20 diseases or medical conditions, that cigarettes are addictive or dependence producing, defective and unreasonably dangerous, that defendants made materially false statements with the intention of misleading smokers, that defendants concealed or omitted material information concerning the health effects and/or the addictive nature of smoking cigarettes and agreed to misrepresent and conceal the health effects and/or the addictive nature of smoking cigarettes, and that defendants were negligent and engaged in extreme and outrageous conduct or acted with reckless disregard with the intent to inflict emotional distress. The jury also found that defendants' conduct "rose to a level that would permit a potential award or entitlement to punitive damages." The court has decided that Phase II of the trial, which commenced November 1, 1999, will be a causation and damages trial for three of the class representatives and a punitive damages trial on a class-wide basis. Phase III of the trial will be conducted before separate juries to address absent class members' claims, including issues of specific causation and other individual issues regarding entitlement to compensatory damages. (See Subsequent Events.)

Class certification motions are pending in a number of putative class actions. Class certification has been denied or reversed in several actions while classes remain certified in one case against Liggett in Florida and one in Maryland. A number of class certification decisions are on appeal.

GOVERNMENTAL ACTIONS. As of September 30, 1999, there were approximately 20 Governmental Actions pending against Liggett. In these proceedings, the governmental entities seek reimbursement for Medicaid and other health care expenditures allegedly caused by use of tobacco products. The claims asserted in these health care cost recovery actions vary. In most of these cases, plaintiffs assert the equitable claim that the tobacco industry was "unjustly enriched" by plaintiffs' payment of health care costs allegedly attributable to smoking and seek reimbursement of those costs. Other claims made by some but not all plaintiffs include the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, breach of special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under state and federal statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under RICO.

On or about September 22, 1999, the United States of America commenced litigation against Liggett and the other tobacco companies in the United States District Court for the District of Columbia. The action seeks to recover healthcare costs paid for and furnished, and to be paid for and furnished, by the Federal Government for lung cancer, heart disease, emphysema and other tobacco-related illnesses caused by the fraudulent and tortious conduct of defendants, and to restrain defendants and co-conspirators from engaging in fraud and other unlawful conduct in the future, and to compel defendants to disgorge the proceeds of their unlawful conduct. The action is allegedly brought under the Medical Care Recovery Act and the Medicare secondary payer provisions of the Social Security Act and RICO.

THIRD-PARTY PAYOR ACTIONS. As of September 30, 1999, there were approximately 70 Third-Party Payor Actions pending against Liggett. The claims in these cases are similar to those in the Governmental Actions but have been commenced by insurance companies, union health and welfare trust funds, asbestos manufacturers and others. In April 1998, a group known as the "Coalition for Tobacco Responsibility", which represents Blue Cross and Blue Shield Plans in more than 35 states, filed federal lawsuits against the industry seeking payment of health-care costs allegedly incurred as a result of cigarette smoking and ETS. The lawsuits were filed in Federal District Courts in New York, Chicago, and Seattle and seek billions of dollars in damages. The lawsuits allege conspiracy, fraud, misrepresentation and violation of federal racketeering and antitrust laws as well as other claims. In January 1999, a federal judge in Seattle dismissed the Third-Party Payor Action brought by seven Blue Cross/Blue Shield Plans. The court ruled that the insurance providers did not have standing to bring the lawsuit. However, in February 1999, a federal judge in the Eastern District of New York denied pleas by the industry to dismiss the Third-Party Payor Action brought by 24 Blue Cross/Blue Shield Plans. Similarly, in March 1999, a federal judge in the Northern District of Illinois denied the industry's motion to dismiss.

In other Third-Party Payor Actions claimants have set forth several additional theories of relief sought: funding of corrective public education campaigns relating to issues of smoking and health; funding for clinical smoking cessation programs; disgorgement of profits from sales of cigarettes; restitution; treble damages; and attorneys' fees. Nevertheless, no specific amounts are provided. It is understood that requested damages against the tobacco company defendants in these cases might be in the billions of dollars.

SETTLEMENTS. In March 1996, Brooke Group Holding and Liggett entered into an agreement, subject to court approval, to settle the CASTANO class action tobacco litigation. The CASTANO class was subsequently decertified by the court.

In March 1996, March 1997 and March 1998, Brooke Group Holding and Liggett entered into settlements of tobacco-related litigation with the Attorneys General of 45 states and territories. The settlements released Brooke Group Holding and Liggett from all tobacco-related claims, including claims for health care cost reimbursement and claims concerning sales of cigarettes to minors.

In November 1998, Philip Morris, Brown & Williamson Tobacco Corporation, R.J. Reynolds Tobacco Company and Lorillard Tobacco Company (collectively, the "Original Participating Manufacturers" or "OPMs") and Liggett (together with the OPMs and any other tobacco product manufacturer that becomes a signatory, the "Participating Manufacturers") entered into the Master Settlement Agreement (the "MSA") with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas (collectively, the "Settling States") to settle the asserted and unasserted health care cost recovery and certain other claims of those Settling States. As described below, Brooke Group Holding and Liggett had previous settlements with a number of these Settling States and also had previously settled similar claims brought by Florida, Mississippi, Texas and Minnesota.

The MSA is subject to final judicial approval in each of the Settling States, which approval has been obtained, to date, in 45 states and territories.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA: prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with the exception of signs 14 square feet or less in dimension at retail establishments that sell tobacco products; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities; and prohibits Participating Manufacturers from selling packs containing fewer than twenty cigarettes.

The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage usage of tobacco products and imposes requirements applicable to lobbying activities conducted on behalf of Participating Manufacturers.

Pursuant to the MSA, Liggett has no payment obligations unless its market share exceeds 125% of its 1997 market share (the "Base Share"), or 1.67% of total cigarettes sold in the United States. In the year following any year in which Liggett's market share does exceed the Base Share, Liggett will pay on each excess unit an amount equal (on a per-unit basis) to that paid during such following year by the OPMs pursuant to the annual and strategic contribution payment provisions of the MSA, subject to applicable adjustments, offsets and reductions. Pursuant to the annual and strategic contribution payment provisions of the MSA, the OPMs (and Liggett to the extent its market share exceeds the Base Share) will pay the following annual amounts (subject to certain adjustments):

                       YEAR                         AMOUNT
                       ----                         ------

                   2000                          $4,500,000
                   2001                          $5,000,000
                   2002 - 2003                   $6,500,000
                   2004 - 2007                   $8,000,000
                   2008 - 2017                   $8,139,000
                   2018 and each                 $9,000,000
                     year thereafter

These annual payments will be allocated based on relative unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligations of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

The MSA replaces Liggett's prior settlements with all states and territories except for Florida, Mississippi, Texas and Minnesota. In the event the MSA does not receive final judicial approval in any state or territory, Liggett's prior settlement with that state or territory, if any, will be revived.

The states of Florida, Mississippi, Texas and Minnesota, prior to the effective date of the MSA, negotiated and executed settlement agreements with each of the other major tobacco companies separate from those settlements reached previously with Liggett. Because these states' settlement agreements with Liggett provided for "most favored nation" protection for both Brooke Group Holding and Liggett, the payments due these states by Liggett (with certain possible exceptions) have been eliminated. With respect to all non-economic obligations under the previous settlements, both Brooke Group Holding and Liggett are entitled to the most favorable provisions as between the MSA and each state's respective settlement with the other major tobacco companies. Therefore, Liggett's non-economic obligations to all states and territories are now defined by the MSA.

In March 1997, Liggett, Brooke Group Holding and a nationwide class of individuals that allege smoking-related claims filed a mandatory class settlement agreement in an action entitled FLETCHER, ET AL. V. BROOKE GROUP LTD., ET AL., Circuit Court of Mobile County, Alabama, where the court granted preliminary approval and preliminary certification of the class. In July 1998, Liggett, Brooke Group Holding and plaintiffs filed an amended class action settlement agreement in FLETCHER which agreement was preliminarily approved by the court in December 1998. On July 22, 1999, the court denied approval of the FLETCHER class action settlement. The parties' motion for reconsideration is still pending.

The Company previously accrued approximately $4,000 for the present value of the fixed payments under the March 1996 Attorneys General settlements and $16,902 for the present value of the fixed payments under the March 1998 Attorneys General settlements. As a result of the Company's treatment under the MSA, $14,928 of net charges accrued for the prior settlements were reversed in 1998.

Copies of the various settlement agreements are filed as exhibits to the Company's Form 10-K and the discussion herein is qualified in its entirety by reference thereto.

TRIALS. There are no trials involving Brooke Group Holding or Liggett scheduled for the remainder of 1999, other than the ENGLE case. Cases currently scheduled for trial during the first six months of 2000 include a lawsuit brought by several Blue Cross/Blue Shield plans in federal court in New York (April), two asbestos company contribution lawsuits in Mississippi and New York (February), one Class Action in Maryland (February) and a Third-Party Payor Action brought by unions in New York (June). Also, two Individual Actions and an adequacy of warning case are currently scheduled for trial during the first six months of 2000. Trial dates, however, are subject to change.

OTHER RELATED MATTERS. In September 1998, Liggett received a subpoena from a federal grand jury in the Eastern District of Philadelphia investigating possible antitrust violations in connection with the purchase of tobacco by and for tobacco companies. Liggett has responded to this subpoena. Liggett and the Company are unable, at this time, to predict the outcome of this investigation.

The Company is not able to predict the outcome of the litigation pending against Brooke Group Holding or Liggett. Litigation is subject to many uncertainties. An unfavorable verdict has been returned in the first phase of the ENGLE smoking and health class action trial pending in Florida. It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the ENGLE case. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation. The Company is unable to make a meaningful estimate with respect to the amount of loss that could result from an unfavorable outcome of many of the cases pending against Brooke Group Holding or Liggett, because the complaints filed in these cases rarely detail alleged damages. Typically, the claims set forth in an individual's complaint against the tobacco industry pray for money damages in an amount to be determined by a jury, plus punitive damages and costs. These damage claims are typically stated as being for the minimum necessary to invoke the jurisdiction of the court.

It is possible that the Company's consolidated financial position, results of operations or cash flow could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.

Liggett has been involved in certain environmental proceedings, none of which, either individually or in the aggregate, rises to the level of materiality. Liggett's management believes that current operations are conducted in material compliance with all environmental laws and regulations. Management is unaware of any material environmental conditions affecting its existing facilities. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, earnings or competitive position of Liggett.

There are several other proceedings, lawsuits and claims pending against the Company and certain of its consolidated subsidiaries unrelated to smoking or tobacco product liability. Management is of the opinion that the liabilities, if any, ultimately resulting from such other proceedings, lawsuits and claims should not materially affect the Company's financial position, results of operations or cash flows.

SUBSEQUENT EVENTS:

In connection with the ENGLE case, on October 20, 1999, the Third District Court of Appeal denied the defendants' motion to order the trial court to assess punitive damages on an individual basis. On October 29, 1999, the defendants petitioned the Florida Supreme Court for relief. On November 3, 1999, the Florida Supreme Court requested briefing from the plaintiffs.

LEGISLATION AND REGULATION:

In 1993, the United States Environmental Protection Agency ("EPA") released a report on the respiratory effect of ETS which concludes that ETS is a known human lung carcinogen in adults and in children, causes increased respiratory tract disease and middle ear disorders and increases the severity and frequency of asthma. In June 1993, the two largest of the major domestic cigarette manufacturers, together with other segments of the tobacco and distribution industries, commenced a lawsuit against the EPA seeking a determination that the EPA did not have the statutory authority to regulate ETS, and that given the current body of scientific evidence and the EPA's failure to follow its own guidelines in making the determination, the EPA's classification of ETS was arbitrary and capricious. Whatever the outcome of this litigation, issuance of the report may encourage efforts to limit smoking in public areas. In July 1998, the court ruled that the EPA made procedural and scientific mistakes when it declared in its 1993 report that secondhand smoke caused as many as 3,000 cancer deaths a year among nonsmokers. On June 6, 1999, the Fourth Circuit Court of Appeals heard oral argument in the appeal taken by the EPA from the district court order invalidating the EPA report.

In February 1996, the United States Trade representative issued an "advance notice of rule making" concerning how tobaccos imported under a previously established tobacco rate quota ("TRQ") should be allocated. Currently, tobacco imported under the TRQ is allocated on a "first-come, first-served" basis, meaning that entry is allowed on an open basis to those first requesting entry in the quota year. Others in the cigarette industry have suggested an "end-user licensing" system under which the right to import tobacco under the quota would be initially assigned based on domestic market share. Such an approach, if adopted, could have a material adverse effect on the Company and Liggett.

In August 1996, the FDA filed in the Federal Register a Final Rule (the "FDA Rule") classifying tobacco as a drug, asserting jurisdiction by the FDA over the manufacture and marketing of tobacco products and imposing restrictions on the sale, advertising and promotion of tobacco products. Litigation was commenced in the United States District Court for the Middle District of North Carolina challenging the legal authority of the FDA to assert such jurisdiction, as well as challenging the constitutionality of the rules. The court, after argument, granted plaintiffs' motion for summary judgment prohibiting the FDA from regulating or restricting the promotion and advertising of tobacco products and denied plaintiffs' motion for summary judgment on the issue of whether the FDA has the authority to regulate access to, and labeling of, tobacco products. The Fourth Circuit reversed the district court on appeal and in August 1998 held that the FDA cannot regulate tobacco products because Congress had not given them the authority to do so. In April 1999, the Supreme Court granted certiorari to review the Fourth Circuit's decision that the FDA does not have the authority to regulate access to, and labeling of, tobacco products. Oral argument has been scheduled for December 1999. The Company and Liggett support the FDA Rule and have begun to phase in compliance with certain of the proposed interim FDA regulations. See discussions of the CASTANO and Governmental Actions settlements above.

In August 1996, Massachusetts enacted legislation requiring tobacco companies to publish information regarding the ingredients in cigarettes and other tobacco products sold in that state. In December 1997, the United States District Court for the District of Massachusetts enjoined this legislation from going into effect; however, in December 1997, Liggett began complying with this legislation by providing ingredient information to the Massachusetts Department of Public Health. Several other states have enacted, or are considering, legislation similar to that enacted in Massachusetts.

As part of the 1997 budget agreement approved by Congress, federal excise taxes on a pack of cigarettes, which are currently 24 cents, would rise 10 cents in the year 2000 and 5 cents more in the year 2002. Additionally, in November 1998, the citizens of California voted in favor of a 50 cents per pack tax on cigarettes sold in that state.

In addition to the foregoing, there have been a number of other restrictive regulatory actions, adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, the effects of which, at this time, the Company is not able to evaluate. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

YEAR 2000 COSTS:

Liggett utilizes management information systems and software technology that may be affected by Year 2000 issues throughout its operations. The Company has evaluated the costs to implement century date change compliant systems conversions and is in the process of executing a planned conversion of its systems prior to the Year 2000. To date, the focus of Year 2000 compliance and verification efforts has been directed at the implementation of new customer service, inventory control and financial reporting systems at each of the three regional Strategic Business Units, part of the Company's reorganization which began in January 1997. Liggett estimates that approximately $138 of the expenditures related to this re-engineering effort related to Year 2000 compliance, validation and testing. In January of 1998, Liggett initiated a major conversion of factory accounting, materials management and information systems at its Durham production facility with upgrades that have been successfully tested for Year 2000 compliance. This conversion was completed in November 1998. Program upgrades to Liggett's payroll system were completed in July of 1999, with parallel upgrades to human resources system software in August. Enhancements to the Company's warehouse management/finished goods inventory tracking systems (WMS/FITS) were completed in October 1999. Y2K testing is currently underway on manufacturing's Oracle Database/Applications software (in addition to all other related software and hardware used in production operations), with no serious issues having arisen. This project timetable calls for the completion of all tests, along with resolution of any issues encountered, by no later than December 11. It is anticipated that all factory, corporate, field sales and physical distribution systems will be completed in sufficient time to support Year 2000 compliance and verification.

Although such costs may be a factor in describing changes in operating profit in any given reporting period, the Company currently does not believe that the anticipated costs of Year 2000 systems conversions will have a material impact on its future consolidated results of operations. Based on the progress Liggett has made in addressing Year 2000 issues and its strategy and timetable to complete its compliance program, the Company does not foresee significant risks associated with its Year 2000 initiatives at this time. Although the Company is in the process of confirming that service providers are adequately addressing Year 2000 issues, there can be no complete assurance of success, or that interaction with other service providers will not impair the Company's service.

8.       RELATED PARTY TRANSACTIONS

Liggett is party to a Tax-Sharing Agreement dated June 29, 1990 with BGL and certain other entities pursuant to which Liggett has paid taxes to BGL as if it were filing a separate company tax return, except that the agreement effectively limits the ability of Liggett to carry back losses for refunds. Liggett is entitled to recoup overpayments in a given year out of future payments due under the agreement.

Liggett is a party to an agreement dated February 26, 1991, as amended October 1, 1995, with BGL to provide various management and administrative services to the Company in consideration for an annual management fee of $900 paid in monthly installments and annual overhead reimbursements of $864 paid in quarterly installments.

In addition, Liggett has entered into an annually renewable Corporate Services Agreement with BGLS wherein BGLS agreed to provide corporate services to the Company at an annual fee paid in monthly installments. Corporate services provided by BGLS under this agreement include the provision of administrative services related to Liggett's participation in its parent company's multi-employer benefit plan, external publication of financial results, preparation of consolidated financial statements and tax returns and such other administrative and managerial services as may be reasonably requested by Liggett. The charges for services rendered under the agreement amounted to $2,744 in the first nine months of 1999 and $1,377 in the first nine months of 1998.

The Company leases equipment from a subsidiary of BGLS for $50 per month.